Exhibit 4.1
WAIVER OF RIGHTS UNDER STOCKHOLDERS’ AGREEMENT
(CEP HOLDINGS, INC.)
Pursuant to Section 4.8(a)(ii) of the STOCKHOLDERS’ AGREEMENT (“Agreement”) dated June 18, 2018 entered into by and among Charah Solutions, Inc. (the “Company”), Bernhard Capital Partners Management, LP, CEP Holdings, Inc. (“CEP Holdings”) and other stockholders signing the Agreement. For good and valuable consideration, the receipt of which is hereby acknowledged CEP Holdings, for itself, its predecessors, successors, direct and indirect parent companies, direct and indirect subsidiary company, companies under the common control with any of the foregoing, affiliates, and assigns and its and their past, present and future officers, directors, shareholders, interest holders, members, partners, attorneys, agents, employees, managers, representatives, assigns, and successor in interest, and all persons acting by, through, under or in concert with them, and each of them, hereby affirms and irrevocably waives any right it has under Section 2.1(d) of the Agreement to nominate Charles E. Price to the Board of Directors of the Company.
All other provisions of the Agreement, including any other rights and obligations of CEP Holdings, shall remain unchanged.

CEP HOLDINGS, INC.

By:	/s/ Charles E. Price
Name:	Charles E. Price
Title:	President and Chief Executive Officer
Date:	7/9/2020

Receipt acknowledged by:
CHARAH SOLUTIONS, INC.

By:	/s/ Scott A. Sewell
Name:	Scott A. Sewell
Title:	President and Chief Executive Officer
Date:	7/9/2020